Form NRSRO Exhibit #5
The code of ethics or a statement of the reasons why a code of ethics is not in effect.

December 20, 2016

Attestation & Acceptance of the Egan-Jones Code of Conduct

I acknowledge receipt of the Egan-Jones Ratings Company ("EJR") Code of Conduct (the "Code"), understand my obligations as detailed in the Code, including its personal securities and money market instruments transactions, insider trading and personal email usage provisions, and will adhere to those obligations in order to comply with EJR's policies and procedures.

By:_____

Print Name:_____

Date:_____

Table of Content

EGAN-JONES RATINGS COMPANY
CODE OF CONDUCT

PRINCIPLES OF THE CODE

Fostering a Culture of Compliance

Egan Jones Ratings Company ("EJR" or the "Firm") has a Code of Conduct (the "Code") , which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an employee, independent contractor, or director (collectively an "Associated Person"), and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including the restriction on the usage of personal email accounts. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no Code can attempt to anticipate the myriad of issues that arise in a fast-moving, financial-related enterprise like Egan-Jones Ratings Company. However, by following this Code and other Firm policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons that make up Egan Jones will adhere not only to regulatory requirements, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge compliance with the EJR Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, the kinds of issues that are presented in the operation of a credit ratings business, and other subjects that may or may not be addressed in this Code.

Know and Understand the Laws and Regulations

Egan-Jones Ratings Company has been designated as a nationally recognized statistical rating organization ("NRSRO") by the U.S. Securities & Exchange Commission ("SEC" or the "Commission"), and is subject to regulation and oversight in the United States by the Commission. EJR is also subject to corporate formation and operating laws of the Commonwealth of Pennsylvania where its main office is located. It is your responsibility to know and understand the laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations and regulations, as well as Egan-Jones company policies. This requires that you avoid not only actual misconduct but also even the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized, and consider how you and the Firm would be perceived. When in doubt, stop and reflect and, most importantly, seek guidance from knowledgeable regulatory and compliance persons within the Firm and the Firm's outside legal counsel and consultants.

Professionals Serving Professionals

Egan-Jones' products are specifically developed as technical credit analyses and services for institutional investors. These institutional investors have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. We generally do not market or distribute the Firm's products to "retail investors," as we feel that retail investors require additional assistance in making investment decisions, and our credit product does not contain sufficient lower level training appropriate for a retail investor. Our product is a tool in the hands of a professional institutional investor for use by the institution making its investment decisions.

Trust, but Verify

Trust your instincts. However, if something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag, and ask for help from the Firm's resources. Seek Guidance rather than making assumptions that you are aware of regulatory nuances. Firm management strongly encourages you to discuss freely any concerns with knowledgeable persons. In particular, if you are unclear about the applicability of regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of the Firm's DCO or counsel.

You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. The Firm is an amalgam of expertise areas, and we do not expect that sales, analytical, administrative and other non-compliance or legal persons would be well-versed in all of the intricacies of the applicable regulations. This is why we have compliance, counsel and regulatory resources available. As a firm, EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC

Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our clients, subscribers and to the investing public. We rely on the trust of our clientele, who are institutional investors, for their belief and respect for our product, the trust they invest in our abilities and in the integrity of the Firm. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to deal fairly and properly with our clients, subscribers, competitors, the public, vendors and with one another. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair dealing practice. No employee should ever position themselves for or take personal gain through their association with the Firm.

Personal Email Usage Policy

Egan-Jones' Associated Persons are strictly prohibited from using their personal email accounts to transmit and/or receive confidential information and/or confidential workplace documents. The annual Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to utilizing only their EJR email address to transmit and/or receive Confidential Information and/or confidential EJR work papers. The certification will be collected by the Compliance Department. As part of the annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to personal email usage.

On a periodic basis, the Compliance Department will conduct email searches on randomly-selected Associated Persons to ensure emails sent to or received from personal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policy and Procedure" in the Compliance Manual). Email search results will be retained within a compliance surveillance folder. Any EJR Associated Person who violates this Policy will be required to sign a certification attesting to the violation and certifying their awareness of EJR's policy on email usage. Associated Persons with multiple infractions of this Policy may be subject to disciplinary action, not the least of which is termination at the recommendation of the DCO.

Associated Persons are also prohibited from using their EJR email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflect badly on the corporate culture of Egan-Jones. Those include (but are limited to) email that could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to EJR or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned content will not be tolerated in the EJR email environment, and may lead to immediate disciplinary action. Multiple violations will likely lead to termination. Note that these email policies also apply to using personal email accounts when communicating with EJR and Egan-Jones Proxy Services prospects or clients, or other Associated Persons through the Egan-Jones email system.

Prohibited Conflicts

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934 ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating, provided, however, that exceptions may be made by the DCO in very limited cases;

(3) Issue or maintain a credit rating with respect to a person associated with the Firm;

(4) Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(5) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

(6) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged (or otherwise influenced) by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(7) Issue or maintain a credit rating where a credit analyst who participated in

determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25; or

(8) Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

    (i) Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

    (ii) Is influenced by sales or marketing considerations.

For the purposes of the above Prohibited Practices, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions).

Conflicts of Interest

Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You and members of your family may not accept gifts or special favors (other than an occasional non-cash gift of nominal value – i.e. coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United

States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves Firm opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Firm Systems and Assets

Firm policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail and remote access capabilities. Generally, you should use the Firm's systems and property only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting Firm assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers the Firm does business with. Transactions related to money market instruments are subject to this Personal Securities Transactions and Holdings policy. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). All Associated Persons are required to disclose all personal securities accounts and holdings when they join the Firm, and annually thereafter, and ask their account custodian to send "duplicate" or "interested party" statements to the Firm's Compliance Department. The foregoing provision applies to accounts owned by the Associated Person as well as direct family members. The DCO may also grant other waivers on an extraordinary basis as warranted. Since Independent Directors have no access in advance to any ratings, and play no role in determining any ratings issued by EJR, they are excluded from the restrictions contained in this Personal Securities Transactions and Holdings section.

The purchase, sale and holding of individual equity and/or fixed income securities is prohibited. As a best practice, new Associated Persons should liquidate pre-existing positions, subject to certain pre-clearance requirements. The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing and requested annually. Should the Associated Person wish to liquidate, they must request and receive pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with Ratings and Proxy personnel to make sure the Firm has no active engagements or outstanding work with the issuer or the security involved, and open up a trading window during with the Associated Person can make the trade..

SEC staff has expressed the opinion that an Associated Person's discussions with a trustee or outside discretionary manager of a Third-Party Account about account holdings could reflect direct or indirect control or influence, unless the trustee or manager merely summarizes or explains account activity and does not receive directions or suggestions from the Associated Person. The SEC has issued guidance that specifies that the Firm may implement additional controls to establish a reasonable belief that an Associated Person has no direct or indirect influence or control, not just whether the trustee or outside manager has discretionary or non-discretionary authority. Thus, regarding Third-Party Accounts, the DCO may:

- Request information about a trustee or third-party manager's relationship to the Associated Person (i.e., independent professional versus friend or relative; unaffiliated versus affiliated firm);

- Obtain periodic certifications by the Associated Person and their trustees or discretionary third-party managers regarding the Associated Person's influence or control over trusts or accounts;

- Provide the Associated Person with the exact wording of the reporting exception and a clear definition of "no direct or indirect influence or control" that the Firm consistently applies to all Associated Persons; and

- On a sample basis, request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to the Firm's Code of Conduct, absent reliance on the reporting exception.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, and enforce policies and procedures to prevent the misuse of exposure to: a) material non-public information ("MNPI");

b) information that is not generally known to the public about the Firm, its clients or subscribers, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and c) non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed, such as, the names of clients and subscribers, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information"), or, collectively, "Inside Information."

Inside Information generated and gathered in our business is a valuable Firm asset. Protecting this information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates Firm policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all such information in your possession upon your departure.

If Associated Persons receive Inside Information, they are prohibited from trading on that information ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and other account over which they have control, discretionary authority or power of attorney. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending that information to others. Insider Trading for these purposes is any trading activity where persons act on material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate inside information to another person who has no official need to know it.

You are required to report your possession of Inside Information to the DCO, and upon his advice take action to segregate and secure such information in the Firm's systems. These requirements are included in the Insider Trading and Securities Fraud Enforcement Act of 1988 and in the NRSRO rulemaking requirements. The Firm has established policies and procedures reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it generally is not exposed to inside information but acknowledges that its Associated Persons must be able to identify material non-public information and handle such information correctly.

The Firm anticipates that instances of exposure to insider information may occur inadvertently in the course of research activities. Any kind of trading with Inside Information may constitute Insider Trading and be improper if not illegal. In addition, trading on information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication. In all events, no ratings action decision should ever be disclosed, prior to public dissemination, to anyone outside of the Credit Analysts at the Firm.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn inside information. The Firm or its Associated Persons may accidently learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade on such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned inside information contact the Firm's DCO and the head of the Ratings Group immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of inside information, advise the Firm's DCO or outside counsel immediately. Research Analysts may become insiders upon receiving inside information from a company's Associated Person although the Firm actively does not seek information from issuers it rates. You must refrain from distributing that information to others, shall make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others. In addition, as noted above, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication. In all events, no ratings action decision should ever be disclosed, prior to public dissemination, to anyone outside of the Credit Analysts at the firm.

How to Preserve the Confidentiality of Material Non - Public Information

The following are steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you were working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies (see the Compliance Manual).

At no time will the Firm or any member of the Firm discuss or disclose such information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain and, therefore, the information no longer is non-public information.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading on inside or confidential Firm information would destroy that reputation and integrity. Egan-Jones Ratings Company is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of inside information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that our clients and subscribers are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to subscribers, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firm's communications, including documents that the Firm files with or submits to the U.S. Securities and Exchange Commission and other regulators. If you become aware of a materially inaccurate or misleading statement in any communication to our subscribers, the SEC or the public, you should report it immediately to your supervisor.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, supplier, client, or other third party-you must communicate that information to the Firm's ownership, compliance officer (DCO) or outside counsel. They will take appropriate action.

If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly.

If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly. EJR will not tolerate any kind of retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless Firm management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage. You may report items anonymously by contacting the Firm's legal counsel or its outside consultants.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct and Compliance Manual provide prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are encouraged to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation of a policy or procedure, immediately access the available evidence and document the results of his investigation. Minor violations will be addressed internally by the DCO. Material violations such as a compromised credit rating will be investigated by the DCO. The CEO, Independent Board members and, if appropriate, legal counsel, will be contacted by the DCO and provided the details of the violation. After assessment by this group that the violation is indeed a material violation, the appropriate regulatory bodies will be notified.

Consequences of Violating the Code

If you are an Associated Person (except Director), this Code forms part of the terms and conditions of your employment at the Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Certification, Waivers, Amendments and Contact Information

Associated Persons are required to certify their knowledge of, and compliance with, the Firm's personal securities and money market instruments transactions, insider trading and personal email usage policies. These certifications are included in the certification for the Firm's Code of Conduct. Waivers and amendments to this Code, and any specific policy exemptions, must be approved and documented by the DCO. It is your responsibility to be familiar with the Code and the EJR Compliance Manual as either document may be revised from time to time. Additional information on EJR's Conflict of Interest and Complaint procedures may be found in the Compliance Manual. Complaints may be may be submitted on a confidential, anonymous basis, and may be sent via:

By mail to: Egan-Jones Ratings Company
       Attn: Compliance Department
           61 Haverford Station Rd
           Haverford, PA 19041